UNITED STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒Form 40-F ☐
Enclosure: A press release dated March 2, 2026, announcing STMicroelectronics to host investor calls on
Cloud AI and Intelligent Sensing Enabling Physical AI
Press release
Communiué de presse
Comunicato stampa
新闻稿 / 新聞稿
プレスリリース
보도자료
PR N° C3388C
STMicroelectronics to host investor calls on
Cloud AI and Intelligent Sensing Enabling Physical AI
Geneva, March 2, 2026 - STMicroelectronics N.V. (“ST”) (NYSE: STM) will host two webcasts for investors and analysts in March 2026.
• “ST for Cloud AI”, hosted by Remi El-Ouazzane, President of ST’s MDRF Group. Conference call
& webcast on March 9, 2026, at 3.30pm CET / 10.30am ET.
•“ST Intelligent Sensing Enabling the Physical AI”, hosted by Marco Cassis, President of ST’s
APMS Group. Conference call & webcast on March 16, 2026, at 3.30pm CET / 10.30am ET.
Presentations will be followed by a Q&A session. A live webcast (listen-only mode) of the conference will be accessible at ST’s website, https://investors.st.com, and will be available for replay.
About STMicroelectronics
At ST, we are 48,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at www.st.com.
INVESTOR RELATIONS:
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com
MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 2, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer